Filed by Fronteer Development Group Inc.
Pursuant to Rule 165 and Rule 425 under the U.S. Securities Act of 1933, as amended
Filing company: Fronteer Development Group Inc.
Commission File No. 333-156889
Dated: January 23, 2009
FRONTEER LAUNCHES FORMAL BID FOR
AURORA ENERGY RESOURCES INC.

NEWS RELEASE 09-02	JANUARY 23, 2009
VANCOUVER — Fronteer Development Group Inc. (“Fronteer”) (FRG — TSX/NYSE-A) announced today that it has filed with securities regulators in Canada and the United States and has commenced the mailing of its formal offer to acquire all of the outstanding common shares (the “Common Shares”) of Aurora Energy Resources Inc. (“Aurora”) that it does not already own (the “Offer”) on the basis of 0.825 of a Fronteer common share for each Common Share held.
The Offer will expire at 8:00 p.m. (Toronto time) on March 2, 2009, unless the Offer is extended or withdrawn, and is subject to certain conditions. Details of the Offer are set out in the Offer documents filed today with the securities regulators.
The Offer documents will be available at www.sedar.com, www.sec.gov and on Fronteer’s website at www.fronteergroup.com. Copies of the Offer documents may also be obtained without charge from Kingsdale Shareholder Services Inc., the Information Agent and Depositary for the Offer, whose contact details are set out below.
Aurora shareholders are urged to carefully read the Offer documents as they contain important information about the Offer. Questions regarding the Offer and assistance in depositing Common Shares under the Offer should be directed to Kingsdale Shareholder Services Inc.
ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora. Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately $79 million in cash and cash equivalents held with large Canadian commercial banks.

FURTHER INFORMATION
For further information about Fronteer, please visit www.fronteergroup.com or contact:
Mark O’Dea, Ph.D, P.Geo, President & Chief Executive Officer
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com
Kingsdale Shareholder Services Inc., the Information Agent and Depositary
The Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2
North American Toll-Free Phone: 1-866-581-0510
E-mail: contactus@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272
U.S. SHAREHOLDERS
A registration statement including the offer and take-over bid circular, prospectus and other Offer documents has been filed with the United States Securities and Exchange Commission. U.S. investors and security holders are advised to read these documents carefully, because they include important information regarding the Offer. Investors and stockholders may obtain a free copy of the offer and take-over bid circular, prospectus, the related letter of transmittal and notice of guaranteed delivery and certain other Offer documents from the U.S. Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Fronteer or its Information Agent. YOU SHOULD READ THE OFFER AND TAKE-OVER BID CIRCULAR, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.
FORWARD-LOOKING STATEMENTS
Except for the statements of historical fact contained herein, certain information presented constitutes forward-looking statements. Such forward-looking statements include, without limitation, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, changes in government legislation, changes in ownership interest in a project, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, copper, silver and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, international operations and joint ventures, estimation of reserves and resources, government regulation and permitting matters, the satisfaction of conditions to any Offer, the occurrence of any event, change or other circumstance that could give rise to the termination of the lock-up agreements relating to the proposed transaction, the ability to obtain all necessary regulatory approvals, a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason, the amount of costs, fees and expenses related to the proposed transaction, the anticipated benefits to Aurora and Fronteer shareholders and other expected or anticipated benefits of the proposed acquisition, as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s Annual Information Form and Fronteer’s latest Form 40-F and in the section entitled “Risks Relating to the Offer” in Fronteer’s offer and take-over bid circular on file with the Canadian securities regulators and included in the Registration Statement on Form F-8 filed with the U.S. Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause Fronteer’s plans, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.